October 5, 2007

BY EDGAR AND U.S. MAIL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street
Washington, D.C. 20549

Attention:  Filing Desk / Julie Bell

Re:
Response Letter to SEC Comment Letter dated September 10, 2007 relating to Home Equity Mortgage Loan Asset-Backed Trust, Series INDS 2006-A, Form 10-K for the fiscal year ended December 31, 2006, Filed March 30, 2007, File No. 333-132042-11

Enclosed please find IndyMac MBS, Inc.’s (“IndyMac”) letter in response to the Securities & Exchange Commission’s (the “SEC”) September 10, 2007 comment letter.  A blackline of Exhibit A and a clean draft of this document will be sent via overnight mail to the SEC.  The Exhibit A blackline is marked to show changes from the previous language in the Form 10-K that was submitted to the SEC on March 30, 2007.

Our responses to your questions are as follows:

Form 10-K

Item 1115(b) Certain Derivatives Instruments

1.
Please revise the response to this item to indicate that the significance percentage for the interest rate swap is less than 10%. The answer “None” seems to indicate that there are no derivative instruments.

Please see Item 1115(b) of the revised Form 10-K.

Item 1119 Affiliations and Certain Relationships and Related Transactions

2.
Your disclosure differs from what is included in your 424 filed on May 22, 2006.  For instance, you disclose in your 424 that the depositor is a direct wholly-owned subsidiary of the originator.  Also, the affiliation of the trustee is unclear.  Please revise or advise.  Refer to Item 1119 of Regulation AB.

Please see Item 1119 of the revised Form 10-K.

Exhibit 31.1 - Section 302 Certification

3.
Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K.  In this regard, please revise paragraph 1 to identify the issuing entity and the last statement in paragraph 4 to state that the servicer has fulfilled its obligations under the servicing agreements “in all material respects.”

Please see the revised language in paragraph 1 identifying the issuing entity and the revised language in paragraph 4 stating that the servicer has fulfilled its obligations under the servicing agreements “in all material respects.”

4.	Please revise the signature block to clearly indicate that Mr. Olinski is the senior officer in charge of securitization of the depositor. See footnote 1 to Item 6-01(b)(31)(ii) of Regulation S-K

Please see the revised signature block contained in the Section 302 Certification.

Servicing Compliance Statements

Exhibit 35.1 IndyMac Bank

5.
We note in paragraph b) that “except as set forth below” IndyMac bank has fulfilled all of its obligations under the agreement in all material respects throughout the reporting period.  It is unclear to us what you mean in disclose in paragraph c).  Please revise to clearly indicate whether there has been a failure to fulfill any obligation in any material respect.

The references to “except as set forth below” and “c) None” have been removed from Exhibit 35.1

Form 10-Ds – Deliquency Reports

6.
The 424 prospectus states that the servicer will establish a Certificate Account into which the servicer will deposit all amounts received in respect of mortgage loans, net of fees and expenses reimbursable to it.  Please include information on the Certificate Account in the Form 10-D or tell us why such information was omitted.  Refer to Item 1121(a)(6) of Regulation AB.

Reference to the Certificate Account was intentionally omitted from disclosure on the Form 10-Ds.  Funds remaining in the Certificate Account after permitted withdrawals are deposited into the Distribution Account.  Investors receive their distributions solely from the Distribution Account and investors do not receive any proceeds from the Certificate Account.

7.
The delinquency reports are currently presented in number of payments, not in 30 or 31 day increments through the date of charge off as required by Item 1100(b) of Regulation AB.  We note from your disclosure in your 424 that your policy is to charge off loans that are 180 days or more past due.  Please revise or advise.

On January 17, 2007, a Form 15 was filed and the entity was no longer required to be a reporting company.  As a result, it would be administratively difficult to amend the previously filed Form 10-Ds.  IndyMac confirms that in the future it will comply with comment 7 for Form 10-Ds filed by the depositor and other affiliated entities of the same asset class, if applicable.

IndyMac acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or would like to discuss any comments by calling the undersigned at (626) 535-2548.

Sincerely,

/s/ Victor H. Woodworth

Victor H. Woodworth
Vice President

Copy:  John D. Olinski

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the fiscal year ended
December 31, 2006

Commission file number: 333-132042-11

Home Equity Mortgage Loan Asset-Backed Trust Series INDS 2006-A
(Exact name of issuing entity as specified in its Charter)

IndyMac MBS, Inc.
(Exact name of depositor as specified in its Charter)

IndyMac Bank, F.S.B
(Exact name of sponsor as specified in its Charter)

Delaware	95-4791925
(State or other jurisdiction	(I.R.S. Employer
incorporation or organization)	Identification Number)

155 North Lake Avenue
Pasadena, California	91101
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:
(800) 669-2300

Securities registered pursuant to Section 12(b) of the Act:
None.

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [    ] No[X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes[    ] No[X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [    ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K/A or any amendment to this Form 10-K/A. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer [    ] Accelerated Filer [    ] Non-accelerated Filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Act). [   ] Yes [X] No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the of the last business day of the registrant’s most recently completed second fiscal quarter Not Applicable.

DOCUMENTS INCORPORATED BY REFERENCE

None

PART I

ITEM 1. Business.

Omitted in accordance with General Instruction J to Form 10-K.

ITEM 1A. Risk Factors.

Omitted in accordance with General Instruction J to Form 10-K.

ITEM 1B. Unresolved Staff Comments.

Not Applicable.

ITEM 2. Properties.

Omitted in accordance with General Instruction J to Form 10-K.

ITEM 3. Legal Proceedings.

Omitted in accordance with General Instruction J to Form 10-K.

ITEM 4. Submission of Matters to a Vote of Security Holders.

Omitted in accordance with General Instruction J to Form 10-K.

PART II

ITEM 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Omitted in accordance with General Instruction J to Form 10-K.

ITEM 6. Selected Financial Data.

Omitted in accordance with General Instruction J to Form 10-K.

ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Omitted in accordance with General Instruction J to Form 10-K.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

Omitted in accordance with General Instruction J to Form 10-K.

ITEM 8. Financial Statements and Supplementary Data.

Omitted in accordance with General Instruction J to Form 10-K.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Omitted in accordance with General Instruction J to Form 10-K.

ITEM 9A. Controls and Procedures.

Omitted in accordance with General Instruction J to Form 10-K.

ITEM 9A(T). Controls and Procedures.

Not Applicable.

ITEM 9B. Other Information.

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance.

Omitted in accordance with General Instruction J to Form 10-K.

ITEM 11. Executive Compensation.

Omitted in accordance with General Instruction J to Form 10-K.

ITEM  12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Omitted in accordance with General Instruction J to Form 10-K.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence.

Omitted in accordance with General Instruction J to Form 10-K.

ITEM 14. Principal Accounting Fees and Services.

Omitted in accordance with General Instruction J to Form 10-K.

PART IV

Additional Items Required by General Instruction J (2)

Item 1112(b) of Regulation AB, Significant Obligor Financial Information.

None.

Item 1114(b)(2) and Item 1115(b) of Regulation AB , Significant Enhancement Provider Information.

Not applicable because based on a reasonable good faith estimate of maximum probable exposure, the "significance percentage" of the Interest Rate Swap Agreement, as calculated in accordance with Item 1115 of  Regulation AB, is less then 10%

Item 1117 of Regulation AB, Legal Proceedings.

None.

Item 1119 of Regulation AB, Affiliations and Certain Relationships and Related Transactions.

No applicable updates.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria.

See Item 15, Exhibits 33.1, 33.2, 33.3, 34.1, 34.2 and 34.3.

Item 1123 of Regulation AB, Servicer Compliance Statement.

See Item 15, Exhibit 35.1.

ITEM 15. Exhibits, Financial Statement Schedules.

(a)	List the following documents filed as a part of the report:

(1)	Not Applicable.

(2)	Not Applicable.

(3)	The exhibits filed in response to item 601 of Regulation S-K are listed in the Exhibit Index.

(b)	See (a) above.

(c)	Not Applicable.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: INDYMAC MBS, INC., as Depositor on behalf of the Registrant

By:________________
John D. Olinski
Chief Executive Officer
Senior Officer In Charge of Securitization
Date: ______,2007

EXHIBIT INDEX

Exhibit Document

3(i)	Company’s Certificate of Incorporation (Filed as Exhibit 3.1 to Registration Statement on Form S-3 (File No. 333-82831).*

3(ii)	Company’s By-laws (Filed as Exhibit 3.2 to Registration Statement on Form S-3 (File No. 333-82831).*

4.1	Pooling and Servicing Agreement (Filed as part of the Current Report on Form 8-K filed on June 14, 2006, under the Commission file number of the Issuing Entity).*

31	Section 302 Certification.

33.1	Servicer's Annual Report on Assessment of Compliance for Year End December 31, 2006.

33.2	Newport Management Corporation’s Annual Report on Assessment of Compliancefor Year End December 31, 2006.

33.3	Trustee’s Annual Report on Assessment of Compliance for Year End December 31, 2006.

34.1	Servicer's Annual Attestation Report on Assessment of Compliance with Servicing Criteria for Year End December 31, 2006.

34.2	Newport Management Corporation’s Annual Attestation Report on Assessment of Compliance with Servicing Criteria for Year End December 31, 2006.

34.3	Trustee's Annual Attestation Report on Assessment of Compliance with Servicing Criteria for Year End December 31, 2006.

35.1	Servicer’s Annual Statement of Compliance for Year End December 31, 2006 pursuant to Item 1123 of Regulation AB.
____________________________
* Incorporated herein by reference.

Exhibit 31

CERTIFICATIONS

I, John Olinski, certify that:

1.     I have reviewed this report on Form 10-K and all reports on Form 10-D required to be filed in respect of the period covered by this report on Form 10-K of Home Equity Mortgage Loan Asset-Backed Trust Series INDS 2006-A (the “Exchange Act periodic reports”);

2.     Based on my knowledge, the Exchange Act periodic reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, all of the distribution, servicing and other information required to be provided under Form 10-D for the period covered by this report is included in the Exchange Act periodic reports;

4.     Based on my knowledge and the servicer compliance statement(s) required in this report under Item 1123 of Regulation AB, and except as disclosed in the Exchange Act periodic reports, the servicer has fulfilled its obligations under the servicing agreement in all material respects; and

5.     All of the reports on assessment of compliance-with servicing criteria for asset-backed securities and their related attestation reports on assessment of compliance with servicing criteria for asset-backed securities required to be included in this report in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 have been included as an exhibit to this report, except as otherwise disclosed in this report. Any material instances of noncompliance described in such reports have been disclosed in this report on Form 10-K.

In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated party: Deutsche Bank National Trust Company and Newport Management Corporation.

Date: _____, 2007

_________________
John Olinski Chief Executive Officer
Senior Officer in charge of Securitization

Exhibit 35.1

[LOGO] IndymacBank(SM)

REG AB 1123 Statement of Compliance

I am an authorized officer for IndyMac Bank, F.S.B, the servicer for the transaction listed below and I certify:

a)	A review of IndyMac Bank’s activities during the reporting period and of its performance under the applicable servicing agreement has been made under my supervision.

b)	To the best of my knowledge, based on such review, IndyMac Bank has fulfilled all of its obligations under the agreement in all material respects throughout the reporting period.

By:___________________________
Robert M. Abramian
First Vice President
Home Loan Servicing
Investor Reporting
Indymac Bank

By:___________________________
Barbara Perez
Senior Vice President
Indymac Bank
Prepared for: Deutsche Bank
Date: _____ ,2007

Ref: 679 — INDS 2006-A CES (UBS)

www.indymacbank.com

460 Sierra Madre Villa Ave., Pasadena, CA 91107 Tel: 626.535.5555